SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

26th February 2015

AVIVA PLC

Directorate Change

Aviva plc ("Aviva" or "the Company") announces that Gay Huey Evans, Independent Non-Executive Director, has decided to retire from the Board and as a member of the Nomination, Remuneration and Risk Committees with effect from the conclusion of Aviva's 2015 annual general meeting and will therefore not stand for re-election.

We also announce that Gay has been appointed to the board of Standard Chartered PLC, a company listed on the London and Hong Kong Stock Exchanges as well as the Bombay and National Stock Exchanges in India, as a non-executive director with effect from 1st April 2015.

Commenting on Gay's retirement, John McFarlane, Chairman of Aviva said: "Gay has always expressed to me her passion for banking, and I'm pleased for her that she will now commence a new journey with Standard Chartered PLC, as I did similarly in 1993. I would like to thank Gay for her valued service to Aviva over the past three years and her significant contribution to the Board."

This disclosure is made pursuant to rules 9.6.11 and 9.6.14 of the Listing Rules.

Ends

Enquiries:

Media

Nigel Prideaux                +44 (0)20 7662 0215

Andrew Reid                  +44 (0)20 7662 3131

Analysts

Colin Simpson               +44 (0)20 7662 8115

David Elliot                    +44 (0)20 7662 8048

Notes to editors:

•       Gay Huey Evans was appointed to the Board in 2011. She is currently a Non-Executive Director of ConocoPhillips, Bank Itau BBA International Limited and the Financial Reporting Council and is Chairman of the Beacon          Awards and a trustee of Wellbeing of Women.

• Aviva provides 31 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive.

• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/video/

• Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 February, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary